FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 05, 2016

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

National Westminster Bank Plc
Results for the half year ended 30 June 2016

Presentation of information
National Westminster Bank Plc (‘NatWest’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the ‘holding company’, the ‘Royal Bank’ or ‘RBS plc’) and its ultimate holding company is The Royal Bank of Scotland Group plc (the ‘ultimate holding company’ or ‘RBSG’). The ‘Group’ or ‘NatWest Group’ comprises NatWest and its subsidiary and associated undertakings. ‘RBS Group’ comprises the ultimate holding company and its subsidiary and associated undertakings.

The European Union Market Abuse Regulation EU 596/2014 requires the Group to disclose that this announcement contains Inside Information, as defined in that Regulation.

Financial review

Highlights and key developments

NatWest Group reported an attributable loss of £76 million compared with an attributable profit of £33 million in H1 2015, primarily driven by movements in impairments from a release of £254 million in H1 2015 to a loss of £11 million in H1 2016, lower non-interest income, partially offset by lower operating expenses and higher net interest income.

●
Litigation and conduct costs were £505 million in H1 2016 compared with £973 million in H1 2015 and included an additional PPI provision of £250 million following the publication of the FCA Consultation Paper on 2 August 2016. H1 2015 comprised provisions for mortgage-backed securities litigation in the US, PPI related provisions and other conduct redress charges. Restructuring costs were £72 million compared with £438 million in H1 2015 which included a £277 million write-down of the value of US premises.

●
Total income of £3,038 million decreased by £528 million compared with H1 2015 principally driven by market volatility. Total income in UK Personal and Business Banking (UK PBB) and in Ulster Bank RoI increased by £60 million to £2,133 million and by £25 million to £291 million respectively. Commercial Banking total income increased by £50 million to £807 million. These increases in income were more than offset by losses on disposals in Capital Resolution, lower income in CIB and market volatility in Central items.

●	Impairment losses were £11 million compared with a release of £254 million in H1 2015, primarily driven by lower releases in Capital Resolution.

In March 2016, RBS Group made a £4.2 billion payment into the Main Scheme of The Royal Bank of Scotland Group Pension Fund, being an accelerated payment of existing committed future contributions and paid the final Dividend Access Share dividend of £1,193 million, actions that have been taken to help the long term resilience and normalise the ownership structure of the RBS Group.

During H1 2016, the Group completed the transfer of the Coutts International businesses in Asia and the Middle East to Union Bancaire Privée, the final milestone in the sale of the International Private Bank.

Segment performance

●
UK Personal & Business Banking (UK PBB) operating profit was £671 million compared with £861 million in H1 2015. Operating expenses increased by £227 million primarily driven by higher litigation and conduct costs including £250 million (H1 2015 - £177 million) in relation to PPI provisions. This was partially offset by an increase in net interest income, up by £57 million to £1,719 million compared with £1,662 million in H1 2015, principally reflecting strong volume growth and savings re-pricing benefits, partially offset by asset margin pressure. Impairment losses were £49 million compared with £26 million in H1 2015. Loans and advances to customers grew by £6.9 billion driven principally by continued strong mortgage growth and positive momentum across the business.

●
Ulster Bank RoI operating profit was £26 million compared with £154 million in H1 2015, primarily due to an increase in litigation and conduct costs which included a charge principally in respect of an industry-wide examination of tracker mortgages. Total income was £291 million compared with £266 million in H1 2015 driven by deposit re-pricing, new business lending and the strengthening of the euro against sterling. Impairment releases were £27 million (H1 2015 - £77 million) largely driven by asset disposals which benefitted from improved market conditions. Loans and advances to customers grew by £2.8 billion whilst on a euro basis remained steady during H1 2016 as new business lending was balanced against repayment levels.

Financial review

Segment performance (continued)
●
Commercial Banking operating profit was £437 million compared with £419 million in H1 2015. Total income increased by £50 million to £807 million compared with £757 million in H1 2015 driven by higher asset and deposit volumes. Operating expenses increased by £49 million to £392 million, primarily reflecting increased investment spend. Loans and advances to customers increased by £3.0 billion compared with H1 2015 largely reflecting increased borrowing across mid and large corporate customers.

●
Private Banking operating profit was £64 million compared with £13 million in H1 2015, primarily due to an intangible asset write down in H1 2015 of £82 million included in restructuring costs. Total income was stable at £290 million (H1 2015 - £293 million).

●
Corporate & Institutional Banking (CIB) operating loss was £88 million compared with £6 million in H1 2015, driven by lower income, partly offset by lower operating expenses of £63 million (H1 2015 - £80 million). Total income decreased by £99 million to a loss of £25 million primarily due to the reduced scale of the business.

●
Capital Resolution reported an operating loss of £139 million compared with £522 million in H1 2015, driven by a decrease in operating expenses of £597 million to £167 million (H1 2015 - £764 million), primarily due to lower litigation and conduct costs. A net impairment charge of £9 million in H1 2016 compared with a release of £195 million in H1 2015.

Performance review

Operating profit
Operating profit before tax was £181 million compared with £187 million in H1 2015. This was driven by a movements in impairments and a decrease in non-interest income, partly offset by lower operating expenses and higher net interest income.

Net interest income
Net interest income increased by £187 million, 8%, to £2,552 million compared with £2,365 million in H1 2015, principally driven by increases in UK PBB, £57 million reflecting deposit re-pricing and strong volume growth and Commercial Banking, £42 million, due to higher asset and deposit volumes.

Non-interest income
Non-interest income decreased by £715 million, 60%, to £486 million compared with £1,201 million in H1 2015. Loss from trading activities was £372 million compared with income of £84 million H1 2015, primarily reflecting foreign exchange movements and IFRS volatility losses. Net fees and commissions decreased by £97 million to £789 million, compared with £886 million in H1 2015. Other operating income was £69 million compared with £231 million in H1 2015, primarily reflecting losses on strategic disposals.

Operating expenses
Operating expenses decreased by £787 million, 22%, to £2,846 million, compared with £3,633 million in H1 2015, driven by lower litigation and conduct costs of £505 million, which included £250 million in relation to PPI provisions, compared with £973 million in H1 2015. Restructuring costs totalled £72 million, compared with £438 million in H1 2015 which included a £277 million write-down of the value of US premises. Staff costs decreased by £163 million, 21%, to £611 million compared with £774 million in H1 2015 reflecting continued headcount reductions.

Impairment (losses)/releases
Impairment losses were £11 million compared with a release of £254 million in H1 2015, primarily reflecting losses in UK PBB and in Capital Resolution.

Financial review

Capital and leverage ratios
Capital resources, RWAs and leverage based on the relevant local regulatory capital transitional arrangements for the significant legal entities within the Group are set out below.

	30 June 2016		31 December 2015
	NatWest Plc	UBI DAC	NatWest Plc	UBI DAC
Risk asset ratios	%	%	%	%
CET1	11.3	31.1	11.6	29.6
Tier 1	11.3	31.1	11.6	29.6
Total	18.4	33.8	19.7	32.1

	30 June 2016		31 December 2015
	NatWest Plc	UBI DAC	NatWest Plc	UBI DAC
Capital	£bn	£bn	£bn	£bn
CET1	7.6	6.4	7.2	5.7
Tier 1	7.6	6.4	7.2	5.7
Total	12.4	7.0	12.1	6.2

	30 June 2016		31 December 2015
	NatWest Plc	UBI DAC	NatWest Plc	UBI DAC
Risk-weighted assets	£bn	£bn	£bn	£bn
Credit risk
- non-counterparty	58.7	19.0	54.4	17.8
- counterparty	0.6	0.5	0.4	0.3
Market risk	0.5	-	0.6	-
Operational risk	7.2	1.2	6.4	1.1

	67.0	20.7	61.8	19.2

	30 June 2016		31 December 2015
Leverage	NatWest Plc	UBI DAC	NatWest Plc	UBI DAC
Leverage exposure (£bn)	163.7	27.2	153.1	23.7
Tier 1 capital (£bn)	7.6	6.4	7.2	5.7
Leverage ratio (%)	4.6	23.7	4.7	24.0

Note:
(1)	UBI DAC refers to Ulster Bank Ireland DAC

NatWest Plc
●
The CET1 ratio decreased from 11.6% to 11.3% primarily reflecting the adverse impacts of the £4.2 billion pension payment to the Main Scheme; the annual phasing in of the CRR transition rules relating to significant investments (50 basis point reduction) as well as a £5.2 billion increase in RWAs, partially offset by a £1.3 billion capital injection from RBS plc.

●	IRB credit risk RWAs increased by £6.0 billion following mortgage PD recalibration and the standardised RWAs decreased by £1.8 billion predominantly as a result of the significant investment change.
●	The leverage ratio on a PRA transitional basis decreased marginally to 4.6% as a result of increased Tier 1 capital, offset by growth in mortgages and corporate lending.

UBI DAC
●	The CET1 ratio increased to 31.1% in H1 2016.
●	In sterling, RWAs increased by £1.4 billion as a result of the strengthening of the euro against sterling.
●	RWAs have decreased from €26.2 billion to €24.7 billion as a result of reductions in mortgages, primarily tracker product, business lending and also due to the impact of risk parameter movements.
●	The leverage ratio on a transitional basis declined marginally to 23.7% reflecting exposure inflation due to currency movements.

Financial review

Williams & Glyn

On 28 April 2016 the RBS Group announced that there was a significant risk that the separation and divestment of Williams & Glyn will not be achieved by 31 December 2017. The RBS Group remains committed to meeting its State Aid obligations. Work has continued to explore alternative means to achieve separation and divestment and the RBS Group has had positive discussions with a number of interested parties concerning an alternative transaction related to substantially all of the business previously described as Williams & Glyn. These discussions are at a preliminary stage and may or may not lead to a viable transaction.

Due to the complexities of Williams & Glyn's separation, whilst good progress has been made on the programme to create a cloned banking platform, the Board concluded that the risks and costs inherent in the programme are such that it would not be prudent to continue with this programme. The RBS Group will instead prioritise exploring alternative means to achieve divestment.

Condensed consolidated income statement for the half year ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Interest receivable	3,151	3,115
Interest payable	(599)	(750)

Net interest income	2,552	2,365

Fees and commissions receivable	1,009	1,118
Fees and commissions payable	(220)	(232)
Income from trading activities	(372)	84
Other operating income	69	231

Non-interest income	486	1,201

Total income	3,038	3,566
Operating expenses	(2,846)	(3,633)

Profit/(loss) before impairment (losses)/releases	192	(67)
Impairment (losses)/releases	(11)	254

Operating profit before tax	181	187
Tax charge	(257)	(154)

(Loss)/profit attributable to ordinary shareholders	(76)	33

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

(Loss)/profit for the period	(76)	33
Items that do not qualify for reclassification
(Loss)/gain on remeasurement of retirement benefit schemes	(995)	17
Tax	273	(3)

	(722)	14

Items that do qualify for reclassification
Available-for-sale financial assets	(22)	-
Cash flow hedges	1	1
Currency translation	861	(575)
Tax	15	(1)
	855	(575)

Other comprehensive income/(loss) after tax	133	(561)

Total comprehensive income/(loss) for the period	57	(528)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	62	(41)
Ordinary shareholders	(5)	(487)

	57	(528)
*Restated - refer to page 11 for further details

Condensed consolidated balance sheet as at 30 June 2016 (unaudited)

	30 June	31 December
	2016	2015
	£m	£m

Assets
Cash and balances at central banks	2,334	1,690
Amounts due from holding company and fellow subsidiaries	94,922	99,403
Other loans and advances to banks	5,750	3,875
Loans and advances to banks	100,672	103,278
Amounts due from fellow subsidiaries	905	569
Other loans and advances to customers	187,063	176,263
Loans and advances to customers	187,968	176,832
Debt securities	7,964	7,204
Equity shares	689	717
Settlement balances	4,554	2,138
Amounts due from holding company and fellow subsidiaries	3,278	1,724
Other derivatives	1,384	889
Derivatives	4,662	2,613
Intangible assets	519	517
Property, plant and equipment	1,004	1,031
Deferred tax	1,533	1,802
Prepayments, accrued income and other assets	1,369	1,297
Assets of disposal groups	-	3,311

Total assets	313,268	302,430

Liabilities
Amounts due to holding company and fellow subsidiaries	16,871	17,609
Other deposits by banks	6,292	6,982
Deposits by banks	23,163	24,591
Amounts due to fellow subsidiaries	4,606	7,752
Other customer accounts	238,436	223,909
Customer accounts	243,042	231,661
Debt securities in issue	1,565	1,473
Settlement balances	4,651	2,461
Short positions	2,660	3,577
Amounts due to holding company and fellow subsidiaries	4,571	2,291
Other derivatives	582	379
Derivatives	5,153	2,670
Provisions, accruals and other liabilities	8,970	7,543
Retirement benefit liabilities	321	3,547
Amounts due to holding company	5,766	5,621
Other subordinated liabilities	1,512	1,395
Subordinated liabilities	7,278	7,016
Liabilities of disposal groups	-	2,724

Total liabilities	296,803	287,263

Equity
Non-controlling interests	408	346
Owners’ equity	16,057	14,821
Total equity	16,465	15,167

Total liabilities and equity	313,268	302,430

NatWest – Interim Results 2016

Balance sheet commentary

Total assets of £313.3 billion at 30 June 2016 increased by £10.8 billion compared with 31 December 2015, mainly reflecting growth in customer loans and advances. The major balance sheet movements were:

●
Loans and advances to customers – increased by £11.1 billion, 6%, to £188.0 billion primarily due to strong mortgage book growth and sterling weakening against the euro and US dollar. Gross customer lending increased by £11.5 billion, 7%, to £182.6 billion, primarily reflecting increases in UK PBB, £6.9 billion, Ulster Bank RoI, £2.8 billion and Commercial Banking, £3.0 billion. Reverse repos were down £1.6 billion, 15%, to £8.9 billion in CIB and impairment provisions were down £0.9 billion, 18%, to £4.4 billion.

●
Customer accounts - increased by £11.4 billion, 5%, to £243.0 billion. Within this, deposits increased by £9.1 billion, 4%, to £226.1 billion, primarily reflecting increases in Commercial Banking, £4.2 billion, UK PBB, £1.8 billion, Ulster Bank RoI, £1.6 billion and Private Banking, £1.6 billion. Repos increased by £5.4 billion to £12.4 billion in CIB, partially offset by a decrease in inter-company positions of £3.1 billion, 41%, to £4.6 billion.

●	Settlement balance assets and liabilities - increased by £2.4 billion, 113%, to £4.6 billion and by £2.2 billion, 89%, to £4.7 billion respectively, from seasonal year end lows.
●	Assets and liabilities of disposal groups - decreased by £3.3 billion and £2.7 billion respectively, due to the sale of the Coutts International businesses in Asia and the Middle East.
●	Retirement benefit liabilities - decreased by £3.2 billion to £0.3 billion due to the payment into The Royal Bank of Scotland Group Pension Fund.

Condensed consolidated statement of changes in equity for the half year ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Called up share capital
At beginning and end of period	1,678	1,678

Share premium account
At beginning and end of period	2,225	2,225

Available-for-sale reserve
At beginning of period	18	29
Unrealised gains	-	4
Realised gains	(22)	(4)
Tax	5	(1)

At end of period	1	28

Cash flow hedging reserve
At beginning of period	(1)	(3)
Amount transferred from equity to earnings	1	1

At end of period	-	(2)

Foreign exchange reserve
At beginning of period	821	1,121
Retranslation of net assets	848	(538)
Foreign currency (losses)/gains on hedges of net assets	(49)	4
Tax	10	-

At end of period	1,630	587

Capital redemption reserve
At beginning and end of period	647	647

Retained earnings
At beginning of period	9,433	9,677
(Loss)/profit attributable to ordinary shareholders	(76)	33
Capital contribution	1,300	-
Loss on transfer of fellow subsidiary	(59)	-
(Loss)/gain on remeasurement of retirement benefit schemes
- gross	(995)	17
- tax	273	(3)
At end of period	9,876	9,724
Owners’ equity at end of period	16,057	14,887

Non-controlling interests
At beginning of period	346	394
Currency translation adjustments and other movements	62	(41)
At end of period	408	353
Total equity at end of period	16,465	15,240

*Restated - refer to page 11 for further details

Condensed consolidated cash flow statement for the half year ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Operating activities
Operating profit before tax	181	187
Adjustments for non-cash items	(6,024)	(4,943)
	(5,843)	(4,756)
Changes in operating assets and liabilities	5,953	(9,743)

Net cash flows from operating activities before tax	110	(14,499)
Income taxes received/(paid)	55	(10)

Net cash flows from operating activities	165	(14,509)

Net cash flows from investing activities	(914)	825

Net cash flows from financing activities	1,194	(194)

Effects of exchange rate changes on cash and cash equivalents	2,294	(484)

Net increase/(decrease) in cash and cash equivalents	2,739	(14,362)
Cash and cash equivalents at beginning of period	86,543	85,751

Cash and cash equivalents at end of period	89,282	71,389

*Restated - refer to page 11 for further details

Notes

1. Basis of preparation
The Group’s condensed consolidated financial statements have been prepared in accordance with the
Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial
Reporting’. They should be read in conjunction with the 2015 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International
Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the
IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 2 to 42. The risk factors which could materially affect the Group’s future results are described on pages 45 to 49.

Having reviewed the Group’s forecasts, projections, and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2016 have been prepared on a going concern basis.

2. Accounting policies
The Group’s principal accounting policies are set out on pages 99 to 108 of the 2015 Annual Report and Accounts. Amendments to IFRSs effective for 2016 have not had a material effect on the 2016 interim results.

Pensions
In 2015, the RBS Group changed its accounting policy for the recognition of surpluses in its defined benefit pension schemes: in particular, the policy for determining whether or not it had an unconditional right to a refund of surpluses in its employee pension funds. Where the Group has a right to a refund, this is not deemed unconditional if pension fund trustees can unilaterally enhance benefits for plan members. The amended policy was applied retrospectively and prior periods restated. For further details, see pages 99 to 100 of the Group’s 2015 Annual Report and Accounts.

Consolidated income statement
	Half year ended 30 June 2015
	As previously
	reported	Adjustment	Restated
	£m	£m	£m

Operating expenses	(3,601)	(32)	(3,633)
Loss before impairment losses	(35)	(32)	(67)
Operating profit before tax	219	(32)	187
Tax charge	(160)	6	(154)
Profit attributable to ordinary shareholders	59	(26)	33

NatWest – Interim Results 2016

Notes

2. Accounting policies (continued)

Consolidated statement of comprehensive income

	Half year ended 30 June 2015
	As previously
	reported	Adjustment	Restated
	£m	£m	£m
Profit for period	59	(26)	33
Gain on remeasurement of retirement benefit schemes	-	17	17
Tax	-	(3)	(3)
Total comprehensive loss after tax	(516)	(12)	(528)

Consolidated statement of changes in equity

	Half year ended 30 June 2015
	As previously
	reported	Adjustment	Restated
	£m	£m	£m
Retained earnings
At beginning of period	11,160	(1,483)	9,677
Profit attributable to ordinary shareholders - continuing operations	59	(26)	33
Gain on remeasurement of retirement benefit schemes
- gross	-	17	17
- tax	-	(3)	(3)
At end of period	11,219	(1,495)	9,724

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 108 to 111 of the Group’s 2015 Annual Report and Accounts. The risk factors set out on pages 45 to 49 includes new risk factors arising from the UK’s referendum on EU membership held on 23 June 2016.

3. Operating expenses	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Staff costs	(611)	(774)
Premises and equipment	(139)	(137)
Other administrative expenses (1)	(2,013)	(2,249)
Depreciation and amortisation	(67)	(389)
Write down of other intangible assets	(16)	(84)

	(2,846)	(3,633)

*Restated – refer to page 11 for further details

Note:
(1)	Includes PPI costs, Interest Rate Hedging Products redress and related costs and litigation and conduct costs - see Note 4 for further details.

Notes

4. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	Litigation and
			customer	other	Property
	PPI	IRHP	redress	regulatory	and other	Total
	£m	£m	£m (1)	£m	£m	£m

At 1 January 2016	599	105	479	3,827	319	5,329
Transfer from accruals and other
liabilities	-	-	-	-	11	11
Transfer	34	-	(21)	-	(13)	-
Currency translation and other
movements	-	-	4	451	25	480
Charge to income statement (2)	250	-	120	135	86	591
Releases to income statement (2)	-	-	(8)	(13)	(34)	(55)
Provisions utilised	(122)	(43)	(92)	(98)	(50)	(405)

At 30 June 2016	761	62	482	4,302	344	5,951

Notes:
(1)	Closing provisions primarily relate to investment advice, packaged accounts (including costs), and tracker mortgages.
(2)	Relates to continuing operations.

Payment Protection Insurance (PPI)
An additional charge of £250 million has been recognised in Q2 2016 in response to the FCA Consultation Paper 16/20 issued on 2 August 2016. The cumulative charge in respect of PPI is £2.8 billion, of which £2.1 billion (75%) in redress and expenses had been utilised by 30 June 2016. Of the £2.8 billion cumulative charge, £2.6 billion relates to redress and £0.2 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take-up rate	56%	56%	+/-5	+/-35
Uphold rate (1)	90%	89%	+/-5	+/-30
Average redress	£1,687	£1,644	+/-5	+/-28

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

NatWest – Interim Results 2016

Notes

4. Provisions for liabilities and charges (continued)
Interest that will be payable on successful complaints has been included in the provision as has the estimated cost of administration. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions. Background information in relation to PPI claims is given in Note 11.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), the Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. We have now agreed outcomes with the independent reviewer on all cases. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Regulatory and legal actions
RBS Group is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £0.2 billion in H1 2016 include actual and anticipated costs.

5. Pensions
Result of triennial valuation
In June 2016, the triennial funding valuation of the Main Scheme of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.8 billion at 31 December 2015, a ratio of 84%. To mitigate the anticipated deficit, RBS made a cash payment of £4.2 billion in March 2016. Investment returns over the next 10 year period are forecast to absorb the £1.6 billion balance of the deficit. The average cost of the future service of current members has increased from 27% to 35% of basic salary before contributions from those members; it includes the expenses of running the scheme.

IFRS accounting
In accordance with RBS policy, a reduction of £1.0 billion in relation to the Main Scheme was charged to reserves, including £529 million of the contribution of £4.2 billion made in March 2016 that is not permitted to be recognised as an asset and the elimination of the asset ceiling recognised at 31 December 2015 as a result of the revised schedule of contributions.

At 30 June 2016, the Main Scheme had an unrecognised aggregate surplus reflected by a ratio of assets to liabilities of c120% under IAS 19 valuation principles.  Following the 2015 change in accounting policy, the surplus cannot be recognised as an asset because of the trustee’s power to use surpluses to enhance member benefits but its existence limits the exposure of the consolidated financial statements to changes in actuarial assumptions and asset values.

Notes

6. Loan impairment provisions and risk elements in lending

Loan impairment provisions
Operating profit is stated after net loan impairment charges of £11 million (H1 2015 - £256 million release). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2016 from £5,335 million to £4,397 million and the movements thereon were:
	Half year ended
	30 June	30 June
	2016	2015
	£m	£m

At beginning of period	5,335	13,909
Transfers to disposal groups	-	(20)
Currency translation and other adjustments	352	(664)
Amounts written-off	(1,292)	(4,596)
Recoveries of amounts previously written-off	33	43
Charge/(release) to income statement	11	(256)
Unwind of discount (recognised in interest income)	(42)	(53)

At end of period	4,397	8,363

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased from £8,364 million to £7,354 million in the half year ended 30 June 2016 and the movements thereon were:
	Half year ended
	30 June	30 June
	2016	2015
	£m	£m

At beginning of period	8,364	19,834
Transfers to disposal groups	-	(22)
Currency translation and other adjustments	619	(1,043)
Additions	801	961
Transfers (1)	(73)	(66)
Transfer to performing book	(383)	(199)
Repayments and disposals	(682)	(2,522)
Amounts written-off	(1,292)	(4,596)

At end of period	7,354	12,347

Note:
(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 60% at 30 June 2016 (30 June 2015 - 68%).

Notes

7. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 20% (2015 - 20.25%) as analysed below:
	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Profit before tax	181	187

Expected tax charge	(36)	(38)
Losses and temporary differences in period where no deferred tax asset recognised	(83)	(351)
Foreign profits taxed at other rates	44	195
Non deductible goodwill impairment	-	(25)
Items not allowed for tax
- regulatory and legal actions	(53)	(5)
- other disallowable items	(27)	(11)
Non-taxable items	6	17
Losses brought forward and utilised	6	36
Banking surcharge	(58)	-
Adjustments in respect of prior periods	(56)	28

Actual tax charge	(257)	(154)

*Restated - refer to page 11 for further details

At 30 June 2016, the Group has recognised a deferred tax asset of £1,533 million (31 December 2015 - £1,802 million) and a deferred tax liability of £16 million (31 December 2015 - £14 million). These include amounts recognised in respect of UK trading losses of £599 million (31 December 2015 - £659 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2016 and concluded that it is recoverable based on future profit projections.

Notes

8. Segmental analysis
The business is organised into the following franchises and reportable segments:

●	Personal & Business Banking (PBB) which comprises two reportable segments: UK Personal & Business Banking (UK PBB) and Ulster Bank RoI.

●	Commercial & Private Banking (CPB) which comprises two reportable segments: Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB) which is a single reportable segment.

●	Capital Resolution which consists of CIB non-strategic portfolios.

●	Central items & other which comprises corporate functions.

See Note 35 in the 2015 Annual Report and Accounts for further details of the segmental reorganisation completed in 2015.

	Half year ended
	30 June	30 June
Analysis of operating profit/(loss)	2016	2015*
	£m	£m

UK Personal & Business Banking	671	861
Ulster Bank RoI	26	154

Personal & Business Banking	697	1,015

Commercial Banking	437	419
Private Banking	64	13

Commercial & Private Banking	501	432

Corporate & Institutional Banking	(88)	(6)
Capital Resolution	(139)	(522)
Central items & other	(790)	(732)
Total	181	187
* Restated refer to page 11 for further details. Re-presented to reflect the segmental reorganisation.
	Half year ended
	30 June	30 June
	2016	2015*
Impairment (losses)/releases	£m	£m

UK Personal & Business Banking	(49)	(26)
Ulster Bank RoI	27	77

Personal & Business Banking	(22)	51

Commercial Banking	22	5
Private Banking	(3)	3

Commercial & Private Banking	19	8

Corporate & Institutional Banking	-	-
Capital Resolution	(9)	195
Central items & other	1	-

Total	(11)	254

*Re-presented to reflect the segmental reorganisation

NatWest – Interim Results 2016

Notes

8. Segmental analysis (continued)

			Half year ended
	30 June 2016			30 June 2015*
	External	Inter	Total	External	Inter	Total
Total revenue		segment			segment
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,564	(2)	2,562	2,439	(16)	2,423
Ulster Bank RoI	326	1	327	318	16	334

Personal & Business Banking	2,890	(1)	2,889	2,757	-	2,757

Commercial Banking	733	9	742	702	6	708
Private Banking	336	18	354	341	22	363

Commercial & Private Banking	1,069	27	1,096	1,043	28	1,071

Corporate & Institutional Banking	(11)	-	(11)	89	-	89
Capital Resolution	38	1	39	256	57	313
Central items & other	(129)	(27)	(156)	403	(85)	318

Total	3,857	-	3,857	4,548	-	4,548
*Re-presented to reflect the segmental reorganisation

			30 June 2016		31 December 2015
			Assets	Liabilities	Assets	Liabilities
Total assets and liabilities			£m	£m	£m	£m

UK Personal & Business Banking			114,366	127,870	108,008	126,362
Ulster Bank RoI			25,668	18,526	22,359	16,227

Personal & Business Banking			140,034	146,396	130,367	142,589

Commercial Banking			43,438	69,485	40,472	65,075
Private Banking			26,727	26,180	25,304	24,309

Commercial & Private Banking			70,165	95,665	65,776	89,384

Corporate & Institutional Banking			34,833	31,380	26,238	22,862
Capital Resolution			3,439	7,661	4,012	7,545
Central items & other			64,797	15,701	76,037	24,883

Total			313,268	296,803	302,430	287,263

Notes

9. Financial instruments: classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.

					Other
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	assets	Total
Assets	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	2,334		2,334
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	9,041	694	-	85,187		94,922
- reverse repos	1,097	-	-	85		1,182
- other	1	-	-	4,567		4,568
Loans and advances to customers
- amounts due from fellow subsidiaries	768	-	-	137		905
- reverse repos	8,905	-	-	-		8,905
- other	144	-	-	178,014		178,158
Debt securities	5,750	-	2,214	-		7,964
Equity shares	2	-	687	-		689
Settlement balances	-		-	4,554		4,554
Derivatives
- amounts due from holding company and fellow subsidiaries	3,278					3,278
- other	1,384					1,384
Other assets	-	-	-	-	4,425	4,425

30 June 2016	30,370	694	2,901	274,878	4,425	313,268

Cash and balances at central banks	-	-	-	1,690		1,690
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	4,659	1,150	-	93,594		99,403
- reverse repos	157	-	-	-		157
- other	-	-	-	3,718		3,718
Loans and advances to customers
- amounts due from fellow subsidiaries	402	-	-	167		569
- reverse repos	10,524	-	-	-		10,524
- other	174	-	-	165,565		165,739
Debt securities	5,310	-	1,894	-		7,204
Equity shares	2	33	682	-		717
Settlement balances	-		-	2,138		2,138
Derivatives
- amounts due from holding company and fellow subsidiaries	1,724					1,724
- other	889					889
Assets of disposal groups					3,311	3,311
Other assets	-	-	-	-	4,647	4,647

31 December 2015	23,841	1,183	2,576	266,872	7,958	302,430

For the notes to this table refer to the next page.

NatWest – Interim Results 2016

Notes

9. Financial instruments: Classification (continued)

			Amortised	Other
	HFT (1)	DFV (2)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Deposits by banks
- amounts due to holding company and fellow subsidiaries	3,879	-	12,992		16,871
- repos	2,393	-	47		2,440
- other	33	-	3,819		3,852
Customer accounts
- amounts due to fellow subsidiaries	-	-	4,606		4,606
- repos	12,377	-	-		12,377
- other	11	1,840	224,208		226,059
Debt securities in issue	-	-	1,565		1,565
Settlement balances	-	-	4,651		4,651
Short positions	2,660	-	-		2,660
Derivatives
- amounts due to holding company	4,571				4,571
- other	582				582
Subordinated liabilities
- amounts due to holding company	-	-	5,766		5,766
- other	-	-	1,512		1,512
Other liabilities			688	8,603	9,291

30 June 2016	26,506	1,840	259,854	8,603	296,803

Deposits by banks
- amounts due to holding company and fellow subsidiaries	3,508	-	14,101		17,609
- repos	3,476	-	-		3,476
- other	33	-	3,473		3,506
Customer accounts
- amounts due to fellow subsidiaries	-	-	7,752		7,752
- repos	6,978	-	-		6,978
- other	20	2,231	214,680		216,931
Debt securities in issue	-	-	1,473		1,473
Settlement balances	-	-	2,461		2,461
Short positions	3,577	-	-		3,577
Derivatives
- amounts due to holding company	2,291				2,291
- other	379				379
Subordinated liabilities
- amounts due to holding company	-	-	5,621		5,621
- other	-	-	1,395		1,395
Liabilities of disposal groups				2,724	2,724
Other liabilities			690	10,400	11,090

31 December 2015	20,262	2,231	251,646	13,124	287,263

Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value through profit and loss.
(3)	Available-for-sale.
(4)	Loans and receivables.

NatWest – Interim Results 2016

Notes

9. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group’s 2015 Annual Report and Accounts. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2016.

The tables below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn

30 June 2016
Loans and advances	-	20.5	0.1	20.6
Debt securities	7.7	0.3	-	8.0
- of which AFS	2.0	0.2	-	2.2
Equity shares	-	-	0.7	0.7
- of which AFS	-	-	0.7	0.7
Derivatives	-	4.4	0.3	4.7

	7.7	25.2	1.1	34.0

Proportion	22.6%	74.2%	3.2%	100%

31 December 2015
Loans and advances	-	16.8	0.3	17.1
Debt securities	6.7	0.5	-	7.2
- of which AFS	1.9	-	-	1.9
Equity shares	-	-	0.7	0.7
- of which AFS	-	-	0.7	0.7
Derivatives	-	2.6	-	2.6

	6.7	19.9	1.0	27.6

Proportion	24.3%	72.1%	3.6%	100%

Liabilities

30 June 2016
Deposits	-	20.5	-	20.5
Short positions	2.6	0.1	-	2.7
Derivatives	-	4.7	0.4	5.1

	2.6	25.3	0.4	28.3

Proportion	9.2%	89.4%	1.4%	100%

31 December 2015
Deposits	-	16.0	0.2	16.2
Short positions	3.5	0.1	-	3.6
Derivatives	-	2.6	0.1	2.7

	3.5	18.7	0.3	22.5

Proportion	15.6%	83.1%	1.3%	100%

For the notes to this table refer to the following page.

NatWest – Interim Results 2016

Notes

9. Financial instruments (continued)

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.
Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)
Level 3 balances at 30 June 2016 were not material, except for equity shares of £0.7 billion (31 December 2015 - £0.7 billion) principally comprising investments in fellow subsidiaries which has not changed in the periods presented. Sensitivity due to reasonably possible changes to valuations is not applicable to these investments given the valuation approach. There were no other items which are individually material.

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
	30 June 2016		31 December 2015
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	89.0	89.3	95.9	96.1
Loans and advances to customers	178.2	176.0	165.7	163.3

Financial liabilities
Deposits by banks	11.0	11.3	11.7	11.8
Customer accounts	58.7	58.7	53.6	53.7
Debt securities in issue	1.6	1.3	1.5	1.2
Subordinated liabilities	7.3	7.0	7.0	6.9

The table above excludes short-term financial instruments for which fair value approximates carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, certain deposits and notes in circulation.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

10. Contingent liabilities and commitments
	30 June	31 December
	2016	2015
	£m	£m

Guarantees and assets pledged as collateral security	1,055	1,050
Other contingent liabilities	1,241	1,230
Standby facilities, credit lines and other commitments	51,623	49,608
Contingent liabilities and commitments	53,919	51,888

Contingent liabilities arise in the normal course of the Group’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are intended to, provide any indication of the Group’s expectation of future losses.

Notes

11. Litigation, investigations and reviews
NatWest Group and certain members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2016 (see Note 4).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the RBS Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. The RBS Group generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously the RBS Group’s position in the matter.

There are situations where the RBS Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. The RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

Notes

11. Litigation, investigations and reviews (continued)

Litigation
UK 2008 rights issue shareholder litigation
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBSG (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified.

The court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence in March 2017. In the event that the court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

In order to facilitate any potential early resolution of the litigation, the RBS Group attended a mediation with the claimants on 26-27 July 2016. This did not lead to any settlement of the claims. Further attempts by the parties to resolve the claims are possible but absent any final agreement, these will not impact the court timetable. A provision has been recognised by the RBS Group in relation to this matter.

Other securitisation and securities related litigation in the US
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$41 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS Group companies remain as defendants in more than 15 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of the RBS Group’s liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

Notes

11. Litigation, investigations and reviews (continued)
In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against the RBS Group and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed.

The primary FHFA lawsuit against the RBS Group remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of the US$32 billion, approximately US$8.1 billion was outstanding at 30 June 2016 with cumulative write downs to date on the securities of approximately US$1.1 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. This matter continues in the discovery phase.

The other remaining FHFA lawsuit that involves the RBS Group relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to the RBS Group, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

The National Credit Union Administration Board (NCUA) is litigating two MBS cases against RBS Group companies (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union). The original principal balance of the MBS at issue in these two NCUA cases is US$3.25 billion.

Other remaining MBS lawsuits against RBS Group companies include, among others, cases filed by the Federal Home Loan Banks of Boston and Seattle.

RBS Group companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from the RBS Group and a subsequent appeal of the new court-approved settlement by several members of the settlement class was, at the request of the parties, dismissed on 24 May 2016.

Notes

11. Litigation, investigations and reviews (continued)
Additional settlement costs or provisions related to the MBS litigation, as well as the investigations into MBS-related conduct involving the RBS Group set out under ‘Investigations and reviews’ on page 29, may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the existing provisions.

In many of the securitisation and securities related cases in the US, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS Group as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims. The district court is in the process of considering that question. In addition, the district court, which previously issued additional orders broadly addressing other potential grounds for dismissal of various of plaintiffs’ claims, including dismissal for lack of personal jurisdiction, is now in the process of applying these rulings across plaintiffs’ claims (including the antitrust claims), subject to further submissions from the parties.

Notes

11. Litigation, investigations and reviews (continued)
Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (one case relating to Euroyen TIBOR futures contracts and one relating to other derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR), (ii) Euribor, (iii) Swiss Franc LIBOR, (iv) Pound sterling LIBOR, and (v) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. Each of these matters is subject to motions to dismiss that are currently pending, with the exception that on 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations involving the RBS Group are set out under ‘Investigations and reviews’ on page 31.

ISDAFIX antitrust litigation
Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates. In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court on 11 May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

FX antitrust litigation
In 2015, RBS Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. On 8 June 2016, the Court denied a motion by the settling defendants to enjoin a second FX-related antitrust class action pending in the same court from proceeding, holding that the alleged class of “consumers and end-user businesses” in that action is not included within the classes at issue in the consolidated action. The RBS Group anticipates moving to dismiss the claims in this “consumer” action. A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions against the RBS Group and others, is pending in the same court. On 15 July 2016, the plaintiffs in that case filed an amended complaint purporting to assert claims based on alleged non-collusive FX-related conduct, which RBS anticipates moving to dismiss on various grounds.

In September 2015, certain members of the RBS Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. On 31 May 2016, the plaintiffs in the Ontario action filed a motion seeking class certification.

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

Notes

11. Litigation, investigations and reviews (continued)

US Treasury securities antitrust litigation
Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings. The RBS Group anticipates making a motion to dismiss the claims asserted in these matters.

Interest rate swaps antitrust litigation
Beginning in November 2015, RBS plc and other members of the RBS Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class. In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. On 2 June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

The RBS Group anticipates making a motion to dismiss the claims asserted in these matters.

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants’ motion to dismiss this matter and, as a result, discovery is ongoing.

Interest rate hedging products litigation
The RBS Group is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. The RBS Group encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Notes

11. Litigation, investigations and reviews (continued)
Property Alliance Group v The Royal Bank of Scotland plc is the leading case currently in trial in the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The claim is for approximately £33 million and the trial is currently scheduled to last until October 2016. The outcome of the claim may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts, as well as any potential future similar claims.

In addition to claims alleging that IRHPs were mis-sold, the RBS Group has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. The RBS Group has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against the RBS Group, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. The customer has been granted leave to appeal by the Court of Appeal, and the appeal is scheduled for May 2017.

Weiss v. National Westminster Bank Plc
NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. The schedule for the remainder of the matter, including trial, has not been set, but NatWest intends to assert other grounds for summary judgment that the trial court has not previously ruled upon.

Investigations and reviews
The RBS Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The CIB segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Notes

11. Litigation, investigations and reviews (continued)
The RBS Group is cooperating fully with the investigations and reviews described below.

Loan securitisation business investigations
In the US, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, on behalf of the Connecticut Department of Banking, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures. On 31 August 2015, the Connecticut Department of Banking issued two letters to RBS Securities Inc., indicating that it has concluded that RBS Securities Inc. may have violated the Connecticut Uniform Securities Act when underwriting MBS, and noting RBS plc’s May 2015 FX-related guilty plea. In June 2016, RBS Securities Inc. and the Connecticut Department of Banking reached an agreement in principle to resolve the matters referred to in the letters, subject to agreement on settlement documentation, that will require, among other things, certain undertakings that are to be agreed and the payment of an amount in settlement of the investigation pertaining to the underwriting of MBS. The settlement amount agreed in principle is fully covered by an existing provision.

The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBS Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction.

In May 2011, the New York State Attorney General requested additional information about the RBS Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the RBS Group continues to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of MBS-related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on the RBS Group which is expected to be material.

Notes

11. Litigation, investigations and reviews (continued)

US mortgages - loan repurchase matters
The RBS Group’s CIB business in North America was a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (MBS).

In issuing MBS, CIB in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, CIB may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by CIB on timeliness or other grounds, the aggregate potential impact on the RBS Group, if any, may be material.

LIBOR and other trading rates
In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

In April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and in January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, the RBS Group paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, the RBS Group entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. The RBS Group made various undertakings and agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

In October 2014, the EC announced its findings that (1) the RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss Franc LIBOR benchmark interest rate between March 2008 and July 2009; and (2) the RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss Franc interest rate derivatives in the European Economic Area (EEA). The RBS Group received full immunity from fines.

The RBS Group is co-operating with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

Notes

11. Litigation, investigations and reviews (continued)
The RBS Group is providing information and documents to the CFTC as part of its investigation into the setting of USD and EUR ISDAFIX and related trading activities. The RBS Group understands that the CFTC investigation is at an advanced stage. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable to estimate the aggregate impact reliably, if any, on the RBS Group which may be material.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG plc’s FX businesses within its CIB segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and has agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations. The DOJ fine is fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

Notes

11. Litigation, investigations and reviews (continued)
The RBS Group is responding to investigations and inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office in the UK (SFO) announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

Interest rate hedging products (IRHP) redress programme
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules.

In January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all outcomes, and the FCA is overseeing this. The RBS Group has reached agreement with KPMG in relation to redress determinations for all in scope customers. The review and redress exercise was closed to new entrants on 31 March 2015. An outcome has been agreed with the Skilled Person in the majority of the consequential loss claims received. RBS and KPMG are now focussing on assessing the remaining consequential loss claims in preparation for closure of the review. As at the end of June 2016, 97% of all review files had been closed.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (now Ulster Bank Ireland DAC), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. The RBS Group also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The reviews undertaken in respect of both RBS International customers and Ulster Bank Ireland DAC customers are complete.

The Group provisions in relation to the above redress exercises total £1.0 billion to date for these matters, of which £0.9 billion had been utilised at 30 June 2016.

Judicial Review of Skilled Person’s role in IRHP review
The RBS Group has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in the RBS Group’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has sought permission to appeal the decision.

Notes

11. Litigation, investigations and reviews (continued)
The majority of the claims that name the RBS Group as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of any appeal in the other bank’s case. If permission to appeal is granted and the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against the RBS Group may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on the RBS Group which may be material.

Conclusion of Crown Office investigation into RBS
On 12 May 2016, the Crown Office and Procurator Fiscal Service in Scotland announced that it had concluded its investigation into RBS’s 2008 rights issue and that it had found insufficient evidence of criminal conduct either in relation to RBS as an institution or any directors or other senior management involved in the rights issue. The Crown Office indicated that, if any further evidence comes to light which is relevant to its enquiry, it will be considered by the Crown and that it reserves the right to make further enquiry, if considered appropriate.

Investment advice review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to present. The RBS Group has started writing to the relevant customers during 2016 and the project is due to finish in Q4 2017. In addition, the RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

Notes

11. Litigation, investigations and reviews (continued)
The Group provisions in relation to investment advice total £140 million to date for these matters, of which £28 million had been utilised at 30 June 2016.

Packaged accounts
As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The Group has made gross provisions totalling £230 million to date for this matter.

FCA review of the RBS Group’s treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of the RBS Group’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, a Skilled Person was appointed. The Skilled Person’s review is focused on the RBS Group’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group’s Global Restructuring Group or within similar units within the RBS Group’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

The RBS Group is cooperating fully with the FCA in its review.

The Skilled Person review focuses on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. The RBS Group has since been given the opportunity to consider and respond to those draft findings before the Skilled Person delivers its final report to the FCA. In the event that, after considering the Skilled Person’s final report, the FCA concludes that there were material failings in The RBS Group’s treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against the RBS Group, as well as potentially leading to wider investigations and litigation related to the RBS Group’s treatment of customers in financial difficulty.

Notes

11. Litigation, investigations and reviews (continued)
At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person’s review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on the RBS Group.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains uncertainty around the outcomes of the ongoing EC investigation, and regulation, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance (PPI)
Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. The RBS Group is also monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission.

Notes

11. Litigation, investigations and reviews (continued)
The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contained proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. The RBS Group submitted its response to the Consultation Paper on 26 February 2016.

The proposals in the Consultation Paper included an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline.

Following feedback received on its Consultation Paper, on 2 August 2016, the FCA issued a further Consultation Paper (CP 16/20) on certain aspects of the proposed rules and guidance. Given the further consultation process and timing, it is now expected that the complaint deadline would be end of June 2019 rather than 2018 as proposed in the initial Consultation Paper. The deadline for responding to Consultation Paper 16/20 is 11 October 2016.  The RBS Group is considering its response.

If the proposals are agreed and implemented, the RBS Group would expect higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin judgment.

If the end of June 2019 deadline is implemented by the FCA, complaints made after that time would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases at the end of June 2019.

The Group has made provisions totalling £2.8 billion to date for PPI claims, including an additional provision of £250 million in H1 2016, in response to Consultation Paper 16/20. Of the £2.8 billion cumulative provision, £2.1 billion had been utilised by 30 June 2016.

UK retail banking
In March 2014, the CMA announced that it would be undertaking an update of the OFT’s 2013 personal current account (PCA) market study, in parallel with its market study into small and medium-sized enterprise (SME) banking which was announced in June 2013. In July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) into retail banking which would cover PCA and SME banking. In November 2014, the CMA made its final decision to proceed with a MIR. In October 2015 the CMA published a summary of its provisional findings and notice of possible remedies.

The CMA provisionally concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough.

The notice of possible remedies sets out measures to address these concerns, including measures to make it easier for customers to compare products, and requiring banks to help raise public awareness of, and confidence in, switching bank accounts.

Notes

11. Litigation, investigations and reviews (continued)
On 7 March 2016, the CMA announced that it was extending the MIR by 3 months with a revised statutory deadline of 12 August 2016. The CMA also published a supplemental notice of possible remedies which sets out four additional remedies focussed on PCA overdrafts, in addition to the remedies set out in the October 2015 notice of possible remedies. On 17 May 2016, the CMA published its provisional decision on remedies. The CMA has provisionally decided upon remedies which are broadly similar to those set out in its October 2015 notice of possible remedies, and its March 2016 supplemental notice of possible remedies. The period to respond to the provisional decision on remedies closed on 7 June 2016. The CMA is scheduled to publish its final report on 9 August 2016.

Alongside the MIR, the CMA is also reviewing the undertakings given by certain banks following the Competition Commission’s 2002 investigation into SME banking (SME Undertakings) as well as the 2008 Northern Ireland PCA Banking Market Investigation Order 2008. On 17 May 2016, the CMA announced its provisional decisions for these reviews, including the complete revocation of the Northern Ireland PCA Banking Market Investigation Order 2008, as well as the revocation of all the SME Undertakings other than the prohibition on banks requiring the bundling (i.e. selling) together of business current accounts and SME lending. The CMA is expected to publish its final decisions on 9 August 2016.

At this stage as there remains uncertainty around the final outcome of these reviews it is not practicable reliably to estimate the potential impact on the RBS Group, which may be material.

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management. The terms of reference for the investment and corporate banking market study were published on 22 May 2015. On 13 April 2016, the FCA published its interim report on the investment and corporate banking market study which sets out various proposed remedies, including the following: measures designed to improve clients’ ability to appoint banks that best suit their needs; measures to ensure that conflicts are properly managed; and improvements to the Initial Public Offering (IPO) process. The FCA has indicated that it will publish its final report in Summer 2016.

On 18 November 2015, the FCA also announced that a market study would be undertaken into asset management. The FCA has said that it intends to publish an interim report in Summer 2016 with the final report expected in early 2017.

At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Notes

11. Litigation, investigations and reviews (continued)

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

In the Governance Order, the RBS Group agreed to create the following written plans or programmes.

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group’s US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for the RBS Group’s US operations;
●	a plan to oversee compliance by the RBS Group’s US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
●	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's US operations. The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the US may be subject to significant limitations and/or conditions.

Notes

11. Litigation, investigations and reviews (continued)

US dollar processing consent order
In December 2013 RBS and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBS and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) the RBS Group was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. The RBS Group appointed the independent consultant and their reports were submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The review is underway and is due to be completed by the end of 2016. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner, and the RBS Group continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the RBS Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

Notes

11. Litigation, investigations and reviews (continued)

Opening of enforcement proceedings by FINMA against Coutts & Co Ltd
The Swiss Financial Market Supervisory Authority (FINMA) has opened enforcement proceedings against Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd. Coutts & Co Ltd is also cooperating with authorities in other jurisdictions in relation to connected accounts.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is well advanced, with the focus on Coutts & Co contacting remaining clients and offering redress in appropriate cases. The RBS Group has made appropriate provision based on its estimate of exposure arising from this review.

Regulator requests concerning Mossack Fonseca
In common with other banks, the RBS Group received a letter from the FCA in April 2016 requesting information about any relationship the RBS Group has with the Panama-based law firm Mossack Fonseca or any individuals named in recent media coverage in connection with the same. The RBS Group responded to the FCA setting out details of the limited services provided to Mossack Fonseca and its clients and is continuing to correspond with the FCA and other regulators on this matter. The RBS Group is also progressing with its internal review, as well as monitoring all new information published.

Enterprise Finance Guarantee Scheme
The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until the end of 2015, the RBS Group provided over £980 million of lending under the EFG scheme. The RBS Group identified a number of instances where it had not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There were also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, the RBS Group announced a review of all EFG loans where there was a possibility that the customer may have been disadvantaged. The review has been completed and the RBS Group has sent review outcomes to all affected customers, which in some cases involves payment of redress. The RBS Group has made appropriate provision based on its estimate of exposure arising from this review.

Notes

11. Litigation, investigations and reviews (continued)

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland Limited (now Ulster Bank Ireland DAC)
On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of the RBS Group, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. The RBS Group has made appropriate provision based on its current estimate of exposure arising from this matter.

Separately, on 15 April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

12. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

In March 2016, the RBS Group completed the normalisation of its capital structure: the final dividend of £1.2 billion was paid in respect of the Dividend Access Share (DAS) owned by the UK Government and the DAS re-designated a single B ordinary share which was then cancelled.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies

Other related parties
(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)
The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2015 are included in the 2015 Annual Report and Accounts.

Notes

13. Post balance sheet events

VocaLink Holdings Limited
On 21 July 2016, the RBS Group announced that it expects to report a gain of approximately £150 million on completion of the proposed sale of Vocalink Holdings Limited, in which the RBS Group has a 21.4% interest, to Mastercard Incorporated.

Payment Protection Insurance (PPI)
On 2 August 2016, the FCA issued Consultation Paper 16/20, in which it outlines feedback received on its proposals in CP15/39 and sets out proposals for revised rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision.  The deadline for responding to the FCA Consultation Paper 16/20 is 11 October 2016.  In light of this development, the Group has increased its provision for PPI by £250 million.

14. Date of approval
The Interim results for the half year ended 30 June 2016 were approved by the Board of directors on 4 August 2016.

Independent review report to National Westminster Bank Plc

Introduction
We have been engaged by National Westminster Bank Plc (the ‘Company’ or the ‘Group’) to review the Condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2016 which comprise the Condensed consolidated income statement, the Condensed consolidated statement of comprehensive income, the Condensed consolidated balance sheet, the Condensed consolidated statement of changes in equity, the Condensed consolidated cash flow statement and related Notes 1 to 14 (together the ‘Condensed consolidated financial statements’).We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed consolidated financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union. The Condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting,’ as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the Condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the Condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2016 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
4 August 2016

Risk factors

The RBS Group is subject to the following new risk factors:

Economic, regulatory and political uncertainty arising from the outcome of the recent referendum on the UK’s membership of the European Union (“EU Referendum”) could adversely impact the RBS Group’s business, results of operations, financial condition and prospects.
In a referendum held on 23 June 2016, a majority voted for the UK to leave the EU. Immediately following the EU Referendum result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, in addition to which there is now prevailing uncertainty relating to the process, timing and negotiation of the UK’s relationships with the EU and other multilateral organisations, as well as individual countries.

Once the exit process is triggered by the UK government, a two year period of negotiation will begin to determine the new terms of the UK’s relationship with the EU, after which period its EU membership will cease. These negotiations will run in parallel to standalone bilateral negotiations with many individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain. See also “The result of the EU Referendum has revived political uncertainty regarding Scottish independence resulting in additional risks to the RBS Group.”

The longer term effects of the EU Referendum are difficult to predict but are likely to include further financial instability and slower economic growth, in the UK in particular, but also in Republic of Ireland (“ROI”), Europe and the global economy, at least in the short to medium term.

As part of its revised strategy, the RBS Group has been refocusing its business in the UK and ROI and, accordingly is more exposed to a slow-down of the British and Irish economies. Further decreases in interest rates by the Bank of England or sustained low or negative interest rates will put further pressure on the RBS Group’s interest margins and adversely affect the RBS Group’s profitability and prospects. Furthermore, such market conditions may also result in an increase in the RBS Group’s pension deficit.

A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact the RBS Group’s performance and potentially lead to credit ratings downgrades which could adversely impact the RBS Group’s ability and cost of funding. The RBS Group’s ability to access capital markets on acceptable terms and hence its ability to raise the amount of capital and funding required to meet its regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the RBS Group, could be effected. The major credit rating agencies have downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the results of the EU Referendum, resulting in the loss of its last remaining AAA rating.

Risk factors

The RBS Group is in the process of implementing a large number of key restructuring and strategic initiatives, including the restructuring of its CIB business, the implementation of the UK ring-fencing regime, a significant cost reduction programme and the divestment of Williams & Glyn, all of which will be carried out throughout this period of significant uncertainty which may impact the prospects for successful execution and impose additional pressure on management. In addition, the uncertainty resulting from the impact of the EU Referendum on foreign nationals’ long term residency permissions in the UK may make it challenging for the RBS Group to retain and recruit adequate staff, which may adversely impact the execution of these restructuring activities and business strategy.

RBSG and its subsidiaries are subject to substantial EU-derived regulation and oversight. There is now significant uncertainty as to the respective legal and regulatory environments in which RBSG and its subsidiaries will operate when the UK is no longer a member of the EU. In particular, the RBS Group and its counterparties may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple EU jurisdictions, the costs, timing and viability of which is uncertain. This uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules may have a significant impact on the RBS Group’s operations, profitability and business model.

These risks and uncertainties are in addition to the pre-existing risks as discussed in the Group’s 2015 Annual Report & Accounts, also as filed on Form 20-F, which could individually or collectively have a material adverse effect on the RBS Group’s financial condition and results of operations.

The result of the EU Referendum has revived political uncertainty regarding Scottish independence resulting in additional risks to the RBS Group.
RBSG is headquartered and incorporated in Scotland. A referendum on Scottish independence took place on 18 September 2014, the outcome of which was a vote in favour of Scotland remaining part of the UK. However, the outcome of the EU Referendum was not supported by the majority of voters in Scotland who voted in favour of remaining in the EU. This has revived the political debate on a second referendum on Scottish independence creating further uncertainty as to whether such a referendum may be held and as to how the Scottish parliamentary process may impact the negotiations relating to the UK’s exit from the EU and its future economic, trading and legal relationship with the EU.

Although the fact of, the timing and outcome of any further referendum on Scottish independence is very uncertain, such a referendum would greatly increase the risks the RBS Group currently faces as result of the EU Referendum. An affirmative result would result in significant additional constitutional, political, regulatory and economic uncertainty and would likely significantly impact the RBS Group's credit ratings and funding and other costs and the fiscal, monetary, legal and regulatory landscape in which the RBS Group operates.

Risk factors

In addition to the above, set out below is a summary of certain risks which could adversely affect the Group. This summary updates, and should be read in conjunction with, the fuller description of these and other risk factors included on pages 193 to 218 of the 2015 R&A and on pages 216 to 240 of the Group’s Form 20-F filed with the US Securities and Exchange Commission on 29 April 2016. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

●	The Group is reliant on the RBS Group.
●
On 28 April 2016, the RBS Group announced that there was a significant risk that the separation and divestment of Williams & Glyn would not be achieved by 31 December 2017. The Board has determined that it would not be prudent to continue with the current plan of record for separating and divesting Williams & Glyn and is actively exploring various alternative divestment structures including asset or business sales to third parties. However, there is no certainty any will be viable and each entails significant structural, execution, regulatory and cost risks.
While the RBS Group remains committed to meeting the deadline for achieving a divestment, there is a significant risk it will be unable to do so. Challenging market conditions, Williams & Glyn’s high cost base and the complexity of the business previously known as Williams & Glyn (and attendant integration/transfer challenges for any potential counterparty), transfer costs and accounting impacts may inhibit interest in its assets or business and/or result in the RBS Group only being able to achieve a price materially below the book value of those assets, which may result in a significant loss on any divestment transaction and have an adverse effect on the RBS Group’s capital position.

●
Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group’s business. These changes could have a material adverse effect on the Group.

●
Operational risks are inherent in the Group’s businesses and these risks could increase as a result of a number of factors including, as the RBS Group implements its strategic programme, the UK ring-fencing regime, its cost cutting targets and the divestment of Williams & Glyn.

●
The Group’s businesses and performance can be negatively affected by the performance of the UK economy as well as actual or perceived global economic and financial market conditions and other global risks and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

●
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations.

●
The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects. For more details on certain of the Group’s ongoing legal, governmental and regulatory proceedings, see pages 23 to 42.

●
The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators are likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

●
The RBS Group is currently implementing a number of significant investment and rationalisation initiatives as part of the RBS Group’s IT investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business and could require the Group to recognise impairment charges.

Risk factors

●
The Group’s operations are highly dependent on its and the RBS Group’s IT systems. A failure of the RBS Group’s or the Group’s IT systems could adversely affect its operations and investor and customer confidence and expose the Group to regulatory sanctions.

●	The Group is exposed to cyber-attacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.
●	The Group’s operations entail inherent reputational risk.
●
The Group’s business performance and financial position could be adversely affected its or the RBS Group’s capital is not managed effectively or if it or the RBS Group is unable to meet its capital targets.

●
Failure by the RBS Group or the Group to comply with regulatory capital, liquidity and leverage requirements, including as a result of international, EU or UK changes or a requirement by the RBS Group’s regulators to increase the levels of capital the RBS Group should hold (in light of stress testing results or otherwise) or the manner in which it calculates its risk weighted-assets and risk exposure, may result in intervention by its regulators and loss of investor confidence, and may have a material adverse effect on the Group’s operations, financial condition and reputation.

●
The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the RBS Group’s and the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

●
As a result of extensive reforms being implemented within the EU and the UK relating to the resolution of financial institutions, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher funding levels than anticipated within the RBS Group’s strategic plans and affect the RBS Group’s and the Group’s funding costs.

●	The Group’s borrowing costs and its sources of liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the rating of the UK Government.
●	The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding.
●	The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which they operates.
●
The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition rulings and other government measures.

●	The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.
●
The Group may be adversely impacted if its risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously..

●
The Group is currently in the process of implementing a strong risk culture across the organisation and a failure by the Group to do so could adversely affect the Group’s ability to achieve its strategic objectives.

●
The RBS Group and the Group are subject to pension risks and may be required to make additional contributions to cover pension funding deficits. In addition, it may be required to restructure its pension schemes as a result of the implementation of the UK ring-fencing which may result in additional or increased cash contributions.

●	Pension risk and changes to the RBS Group’s funding of its pension schemes may have a significant impact on the RBS Group’s and/or the Group’s capital position.

Risk factors

●	The impact of the Group’s pension obligations on its results and operations are also dependent on the regulatory environment in which it operates.
●
The RBS Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks, and there can be no assurance that the final results will be successful and that the RBS Group will be a viable, competitive, customer-focussed and profitable bank.

●
As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

●
HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any further offer or sale of its interests may affect the price of its securities.

●
The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

●
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

●
The Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the Group. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

●
The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro- and macroeconomic environment in which the Group operates could have a material adverse effect on the Group’s business, capital and results. If found deficient by the RBS Group’s regulators, the RBS Group may be required to make changes to such models or may be precluded from using such models, which could result in the RBS Group maintaining additional capital.

●
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

●
The RBS Group and its subsidiaries, including the Group, are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

●
The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the write-off, write-down or conversion of securities issued by the RBS Group or the Group.

●
In the UK and in other jurisdictions, the RBS Group and the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

●
Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group (including the timing of the recoverability of such deferred tax assets).

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

4 August 2016

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Frank Dangeard Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rogers

Additional information

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2015 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

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Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBSG and the Group’s restructuring, which includes and divestment of Williams & Glyn, litigation, government and regulatory investigations, the proposed restructuring of RBSG’s CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBSG and the Group’s IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; RBSG and the Group’s future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBSG and the Group’s exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in the 2015 Annual Report and Accounts. These include the significant risks for RBSG and the Group presented by the economic, regulatory and political uncertainty arising from the majority vote to leave in the Referendum on the UK’s membership in the European Union and the revived political uncertainty regarding Scottish independence; and divestment of Williams & Glyn; RBSG and the Group’s ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBSG and the Group in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether the Group will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; the outcomes of the legal, regulatory and governmental actions and investigations that RBSG is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBSG of unfavourable outcomes (including where resolved by settlement); RBSG’s ability to achieve its capital and leverage requirements or targets which will depend on RBSG and the Group’s success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, the Bank or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBSG and the Group ’s strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition.

In addition, there are other risks and uncertainties. These include operational risks that are inherent to the Group’s business and will increase as a result of the Group’s significant restructuring; the potential negative impact on the Group’s business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSG and The Group operate; the risk of failure to realise the benefit of the Group’s substantial investments in its information technology and systems, the risk of failing to prevent a failure of RBSG or the Group’s IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBSG and the Group’s capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; the Group’s ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBSG; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in RBSG; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by the Group; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of the Group’s financial statements; the impact of the recovery and resolution framework and other prudential rules to which the Group is subject, the recoverability of deferred tax assets by the Group; and the success of RBSG and the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and the Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instrument

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 August 2016

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary

NatWest – Interim Results 2016